June 28, 2019

Valerie J. Lithotomos

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Leader Funds Trust (the “Trust”)

File Nos.: 811-23419; 333-229484

Dear Ms. Lithotomos:

On May 13, 2019, the Trust filed with the Securities and Exchange Commission (the “Commission”) Pre-Effective No. 1 on Form N-1A under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (the “1940 Act”) to offer shares of Leader Short Duration Bond Fund, Leader Total Return Fund, and Leader Floating Rate Fund (each individually a “Fund” and together the “Funds”). You along with your colleague, Vince DeStefano, recently provided additional comments relating to the filing. This letter responds to those comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have included the new comments and the original comments, where applicable, in this letter and provided the Trust’s response below each such comment.

1.	New Comment: Please provide more specific information as it relates to the Leader Floating Rate Fund’s investments in CLOs and the process followed by the Trust’s Board in determining whether or not these investments are liquid.

Original Comment: If a Fund will invest more than 15% of its net assets in the issuers referenced in comments 9 and 11, above, please explain to us in detail how the Fund’s board of directors determined that these expected holdings are liquid (i.e., any investment that the Fund reasonably expects can be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.). See Investment Company Act Release No. 32315 (Oct. 13, 2016) at III.C.4 (discussing certain factors that a fund could consider in assessing the liquidity of its portfolio investments and providing guidance on specific issues associated with each of these factors). Your response should include general market data on the types of investments and data on the liquidity of specific investments of the type that the Fund will invest in, including information about:

a.	Whether the Fund imposes any limits as a percentage of its net assets with respect to the position sizes in the investment;
b.	What specific measures would the Fund take if it received a large redemption request;
c.	The existence of an active market for the investment, including the number, diversity, and quality of market participants;

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Leader Funds Trust June 28, 2019
d.	The frequency of trades or quotes for the investment, including the daily trading volume;
e.	The expected size of the Fund’s position in the investment relative to its average daily trading volume and, as applicable, the number of units of the investment outstanding;
f.	The volatility of trading prices for the investment;
g.	Bid-ask spreads for the investment;
h.	Restrictions on trading or transferring the investment;
i.	The availability of, and Fund adviser’s access to, information on underlying loans or other assets held by CLOs, CDOs and CMOs; and
j.	how the Fund will be able to appropriately value these investments on a daily basis.

Response: As previously disclosed, the Leader Floating Rate Fund can potentially invest more than 15% of the Fund’s net assets at any given times in CLOs. The Trust’s Board of Trustees is a new Board and has met only once as of the date of this response. At the Board’s Organizational Board Meeting, the Trustees’ discussed the adviser’s extensive experience managing open-end mutual funds that invest primarily in debt securities, including CLOs. They reviewed the adviser’s investment process as it relates to each Fund, noting that the adviser actively manages each Fund’s portfolio and will trade in and out of these securities based on the adviser’s view of a securities investment merits. The adviser provided information on its trading process, noting that generally the Fund’s investments will trade on multiple trading desks, thus, providing for greater liquidity. The adviser discussed its process for monitoring the underlying managers that are responsible for managing the CLO that the Leader Floating Rate Fund may invest in. The adviser explained that it has developed a proprietary process for ranking the underlying managers and will only invest in tranches managed by managers receiving either its highest or second highest ranking. The factors that are considered by the adviser when ranking a manager are described in the prospectus. The Board considered that the Funds will invest only in A rated or better debt tranches.

Below we set forth each of the elements of the original comment for ease of review. As it relates to the responses for Comment 1, the information was provided by the Fund’s investment adviser and/or Northern Lights Fund Trust (“NLFT”). The Registrant has not independently verified the information provided by the adviser of NLFT as it relates to this response.

Comment a: Whether the Floating Rate Fund imposes any limits as a percentage of its net assets with respect to the position sizes in the investment;

Response: The adviser generally limits the Leader Floating Rate Fund’s positions to approximately 2% per issue. The Leader Floating Rate Fund will not invest more than 5% of its assets in a particular security (excluding U.S. Government and Agency obligations).

Comment b: What specific measures would the Leader Floating Rate Fund take if it received a large redemption request;

Response: The adviser generally liquidates securities based on its view of an assets ongoing investment merits. In addition, the adviser generally maintains a cash position of approximately

5% and it may maintain large positions in U.S. Government and Agency obligations that can range from 0% to 20% of the Fund’s portfolio. The adviser believes it can use the cash and/or U.S. Government and Agency positions to meet most redemption requests, even large redemption requests. As demonstrated below, the adviser believes the Leader Floating Rate Fund’s investments in CLOs are primarily liquid investments that can be sold to meet redemption requests.

Comment c: The existence of an active market for the investment, including the number, diversity, and quality of market participants;

Response: The investment grade CLO market is an active market with institutional participation including hedge funds, insurance companies, banks, and pension funds. Many of the largest banks (including Bank of America, Citi, Deutsche Bank, Goldman Sachs, JP Morgan, and Nomura) make markets in CLOs and provide market commentary.

The adviser notes that it is common market practice to refer to the CLO market by time or vintage of issuance. CLOs issued pre-financial crisis (vintages 2003-2008) are referred to as CLO 1.0; those issued post-financial crisis Pre-Volcker Rule (vintages: 2010-2013) are referred to as CLO 2.0; and those issued post-financial crisis Post-Volcker Rule bank eligible (vintages: 2014 – current) are referred to as CLO 3.0. There are currently around 50 CLO managers that currently have a CLO 2.0 deal outstanding (as per Wells Fargo research department). As measured by Wells Fargo research, the investment grade and non-investment grade secondary CLO market stands at over $400 billion.

The adviser has gathered 2017, 2018, and YTD 2019 (through May) data to further showcase the strength and liquidity of the CLO market. Below are some charts and the supporting data that feed those charts as well as a table below.

The daily average from 2017 to 2019 YTD has increased by $30mm versus the daily average in the original liquidity presentation back in 2016 (which goes from 2011 to 2016) that was provided to you in our earlier communication. The implied CLO A or Better daily average has also increased by $15mm as well.

Comment d: The frequency of trades or quotes for the investment, including the daily trading volume;

Response: All CLO bond trades are reported through TRACE (FINRA's Trade Reporting and Compliance Engine that facilitates the mandatory reporting of over the counter secondary market transactions in eligible fixed income securities). This information is publicly available. CLOs fall under the CDO category if the information is viewed online. CLOs are the majority of the CDO category (roughly 90% per adviser's inquiry of dealer sources) and other smaller asset classes comprise of the rest. The table below details the daily average TRACE volume of the CLOs by year since 2011 that is reported by TRACE. CLO average daily trading volume has averaged ~$359mm from 2011 (as denoted by the green highlighted cell in the table below.

* Data source: Securities Industry and Financial Markets Association (SIFMA) summary of TRACE trading volumes provided courtesy of a dealer.

The tables that follows on the next page show investment grade (IG) and high yield (HY) daily trading for each month from May of 2011 through April of 2019. The reason for this date range is because the adviser was asked earlier this year to supply the SEC examination staff with trading data on CLOs.

Comment e: The expected size of the Floating Rate Fund’s position in the investment relative to its average daily trading volume and, as applicable, the number of units of the investment outstanding;

Response: The adviser generally limits the Leader Floating Rate Fund’s positions to be around 2% per issue. The Floating Rate Fund typically does not invest more than 5% of its assets in a particular security (excluding U.S. Government and Agency obligations).

Roughly 80% of any CLO deal is composed of Single A or better tranches, meaning the majority of volume (noted earlier at $250mm average per day on the conservative side) is in the Single A or better debt tranches, which are the only tranches in which the Fund will invest. AAA's are typically 60% of any deal, AA's approximately 13%, and A's approximately 7%. The table below details an actual deal and the size of each tranche. The adviser expects to invest in primary offerings and secondary positions. The adviser considers an issue to be “new” for approximately one year following primary offering. The adviser notes that the value of new issues may be more difficult assess.

As the majority of any deal is in the AAA space, the adviser intends to invest a greater portion of Fund assets into the AAA tranches as there will be even more liquidity there. For that reason, the adviser expects the Fund's positions to be approximately 2% per issue, but may increase the size of a holding if it is AAA rated, but still no more than 5%.

Comment f: The volatility of trading prices for the investment;

Response: Volatility in prices can be seen below by CLO tranche. The data was obtained using Palmer Square CLO Indices** which is readily available from 2012 through today. The BBB and BB CLO tranches on average are volatile as illustrated below. Average floating rate (dotted black Line) performance is also depicted. The adviser believes the BBB and BB CLO tranches have performed in line with the average floating rate fund. As the chart indicate, the Single A and better credits have less volatility.

Palmer Square Capital Management LLC, is an SEC-registered investment adviser and provider of structured credit, corporate credit and hedge fund strategies to a wide range of investors. It has teamed up with the New York Stock Exchange (NYSE) as calculation agent and distributor to launch two indices designed to benchmark the Collateralized Loan Obligation (CLO) markets. CLOs are investment vehicles which primarily issue debt securities in individually-rated "tranches," from AAA-rated to BB-rated divided according to levels of seniority pertaining to principal and interest payments. Those debt securities are typically collateralized by a diversified pool of floating rate senior secured bank loans that are broadly syndicated. The Palmer Square CLO Debt Index is a rules-based observable pricing and total return index for collateralized loan obligation ("CLO") debt for sale in the United States, rated at the time of issuance as A, BBB or BB (or equivalent rating). Such debt is often referred to as the mezzanine tranches of a CLO. The Palmer Square CLO Senior Debt Index is also a rules-based observable pricing and total return index for collateralized loan obligation ("CLO") debt for sale in the United States, rated at the time of issuance as AAA or AA (or an equivalent rating). Such debt is often referred to as the senior tranches of a CLO. More information is available at www.palmersquarecap.com.

Comment g: Bid-ask spreads for the investment;

Response: The table below highlights historical bid ask spreads collected from a few dealers with whom the adviser transacts (e.g. pricing sheets or "runs" from dealers such as JPMorgan, Wells Fargo, Citi, Morgan Stanley, BNP, RBC, etc) as of June 2019 to reflect the current market environment. Data was taken from ONLY two-way market indications for various tranche ratings (e.g. AAA, AA, A) and averaged to get the data below. The data below does line up with what the adviser has been seeing in the market.

Comment h: Restrictions on trading or transferring the investment;

Response: The adviser believes there is an active institutional trading market in CLOs/CDOs, as demonstrated by the data provided herein. 144A securities like CLOs/CDOs are private placements and there is no public market for them. However, as noted previously, there are many market makers and buy side investors creating a secondary over-the-counter market for these securities.

Comment i: The availability of, and Fund adviser’s access to, information on underlying loans or other assets held by CLOs, CDOs and CMOs;

Response: The adviser will have transparency to components of a CLO/CDO investment including CLO manager tiering, CLO structure analysis, and underlying CLO loan details. The adviser interacts with dealers daily to obtain market commentary.

The adviser uses Bloomberg as a tool to run cash flows models on CLOs and perform in house collateral analysis. The adviser also has dealers run cash flow models and stratify collateral for analysis. The adviser deals with most major dealers in the CLO market giving it access to the dealers’ research on CLOs. Other tools that the adviser uses/has access to include Intex Solutions,

Inc. (as per the company's website www.intex.com). Intex provides the industry's most complete library of RMBS, ABS, CMBS, CLO, CDO and CLN deal models, created and maintained for accurate cash flow projections and price/yield analytics and cash flow modeling and scenario analysis of CLOs) and Empirasign Strategies, LLC (as per the company's website www.empirasign.com, a service that tracks BWIC ("Bids Wanted In Competition") schedules, volumes, and prices).

Comment j: How the Fund will be able to appropriately value these investments on a daily basis;

Response: The Leader Floating Rate Fund utilizes Thomson Reuters Corporation and ICE Data Services as the primary pricing sources. The Fund's service providers also have access to secondary pricing sources including PricingDirect Inc. Thomson Reuters and ICE Data Services price CLOs/CDOs/ABS/MBS daily and utilizes market information from various sources as its pricing mechanism.

Thomson Reuters tracks almost the entire universe of CLOs. It sees every BWIC schedule, which is the main gauge of obtaining market commentary and prices. BWICs ("Bids Wanted in Competition") are lists that are sent out where sellers are seeking bids. Bids are then collected and then the owner of a CLO either accepts the highest bid and the CLO trades or no trade happens. The second highest bid (known as the "cover") is also posted after a BWIC list is sent out and the results are gathered. Thomson Reuters has access to these cover prices and tracks them as well. Covers are important as they are the more conservative price of the security versus the actual price of the trade. Thomson Reuters ultimately obtains prices from trades that happen from BWICs or commentary from participants in BWICs that result in a CLO not trading. They also receive daily market indications from almost every major market maker on the street. Third, they rely on their client base including the adviser to send in feedback on any CLO participated in or traded. They combine all this data together for CLOs that have traded or have commentary every day and then extrapolate ("matrix pricing") pricing for CLO issues that did not trade based on comparable analysis. In the CLO space, comparable CLOs means quality of CLO manager, tranche rating (AAA through B), CLO type (e.g. CLO 1.0 or 2.0), and MVOC ("Market Value Overcollateralization") being similar. MVOC is the amount of protection a CLO tranche has. If two CLOs are rated the same, have similar MVOC, and both have quality CLO managers, Thomson Reuters will deem these two CLOs as comparable and price them similarly.

See http://share.thomsonreuters.com/loanpricing/CLO_Evaluation_methodology.pdf for additional information.

The Fund's accountant (Gemini Fund Services, LLC) will work with Fund management to conduct periodic back-testing of pricing service accuracy, including through comparison to broker quotes and post-sale results versus daily Fund pricing.

2.	Comment: For each CLO sold during the months of March, April and May provide the following information: the rating of the CLO; the price of the CLO one day before the sale; the price of the CLO one week before the sale; and the sale price of the CLO.

Response: See the attached spreadsheet marked as Exhibit 1

3.	Comment: For each asset sold by the Floating Rate Fund in last four weeks (May 21, 2019 – June 21, 2019) provide the following information: the rating of the asset (if applicable); the price of the asset one day before the sale; the price of the asset one week before the sale; and the sale price of the asset.

Response: See the attached spreadsheet marked as Exhibit 2

4.	Comment: Provide an end-of-month timeline showing the percentage of the Leader Floating Rate Fund’s assets invested in CLOs from January 2019 to the present.

Response: See the attached spreadsheet marked as Exhibit 3

5.	Comment: Do you have a Liquidity Risk Management Program? If yes, please provide.

Response: See the attached document labeled Exhibit 4

* * *

Regards,

/s/ John H. Lively

On Behalf of Practus, LLP

Exhibit 1

CLO Sales Report 3/1/2019 - 5/31/2019

									Prior Day	Prior Week
Portfolio Name	Security	Cusip	Rating	Agency	Trade Date	Principal	Proceeds	Sale Price	Market Price	Market Price
LEADER SHORT DURATION BOND FUND	INGIM 2012-4A A2R	92916GAC8	AA	S&P	03/07/2019	750,000.00	750,937.50	100.1250	100.1306	100.1390
LEADER SHORT DURATION BOND FUND	BLUEM 2016-3A BR	09628VAQ7	AA	S&P	03/25/2019	500,000.00	493,125.00	98.6250	99.4446	99.4450
LEADER SHORT DURATION BOND FUND	OCT32 2017-1A B1	67573CAE9	Aa2	Moodys	03/25/2019	625,000.00	618,750.00	99.0000	100.0544	100.0570
LEADER SHORT DURATION BOND FUND	BLUEM 2018-23A A1	09629LAA3	AAA	S&P	04/17/2019	2,500,000.00	2,481,250.00	99.2500	99.4556	99.4530
LEADER SHORT DURATION BOND FUND	ANCHC 2016-8A BR	03329KAS2	Aa2	Moodys	05/01/2019	1,000,000.00	998,125.00	99.8125	99.7907	99.7910
LEADER SHORT DURATION BOND FUND	ARES 2018-50A A	04018LAA3	Aaa	Moodys	05/01/2019	2,000,000.00	1,993,800.00	99.6900	100.1695	100.1240
LEADER SHORT DURATION BOND FUND	CGMS 2012-3A A1A2	14312EAJ2	AAA	S&P	05/01/2019	2,000,000.00	1,997,040.00	99.8520	99.7432	99.7440
LEADER SHORT DURATION BOND FUND	OHALF 2015-1A BR	67109BCE2	Aa2	Moodys	05/01/2019	1,000,000.00	1,000,000.00	100.0000	100.0396	100.0440
LEADER SHORT DURATION BOND FUND	SYMP 2015-16A AR	87165VAF6	Aaa	Moodys	05/01/2019	2,000,000.00	1,992,800.00	99.6400	99.4054	99.4050

Exhibit 1

CLO Sales Report 3/1/2019 - 5/31/2019

									Prior Day	Prior Week
Portfolio Name	Security	Cusip	Rating	Agency	Trade Date	Principal	Proceeds	Sale Price	Market Price	Market Price
LEADER TOTAL RETURN FUND	INGIM 2012-4A A2R	92916GAC8	AA	S&P	03/07/2019	250,000.00	250,312.50	100.1250	100.1306	100.139
LEADER TOTAL RETURN FUND	ALM 2015-17A A2R	02014PDN1	Aa2	Moody	05/01/2019	500,000.00	500,625.00	100.1250	100.1250	100.125
LEADER TOTAL RETURN FUND	ANCHC 2016-8A BR	03329KAS2	Aa2	Moody	05/01/2019	500,000.00	499,062.50	99.8125	99.7907	99.791
LEADER TOTAL RETURN FUND	OHALF 2015-1A BR	67109BCE2	Aa2	Moody	05/01/2019	500,000.00	500,000.00	100.0000	100.0396	100.044

Exhibit 1

CLO Sales Report 3/1/2019 - 5/31/2019

									Prior Day	Prior Week
Portfolio Name	Security	Cusip	Rating	Agency	Trade Date	Principal	Proceeds	Sale Price	Market Price	Market Price
LEADER FLOATING RATE FUND	CGMS 2017-4A A1	14315BAA4	Aaa	Moody	03/12/2019	3,250,000.00	3,233,750.00	99.5000	99.8086	99.811
LEADER FLOATING RATE FUND	MDPK 2015-18A A1R	55819BAL4	AAA	S&P	04/17/2019	5,500,000.00	5,483,500.00	99.7000	99.6001	99.600
LEADER FLOATING RATE FUND	CIFC FUNDING LTD	12549AAL4	AAA	S&P	04/29/2019	2,035,000.00	2,032,456.25	99.8750	99.8164	99.818
LEADER FLOATING RATE FUND	ATRM 9A AR	04964KAL5	AAA	S&P	05/13/2019	4,500,000.00	4,500,000.00	100.0000	100.1884	100.06
LEADER FLOATING RATE FUND	ATRM 13A A1	04966HAA4	AAA	S&P	05/13/2019	5,000,000.00	4,994,400.00	99.8880	100.0712	99.884
LEADER FLOATING RATE FUND	BLUEM 2013-2A A1R	09626YAN0	AAA	S&P	05/13/2019	3,000,000.00	2,994,300.00	99.8100	99.8775	100.019
LEADER FLOATING RATE FUND	CIFC 2013-2A A1LR	12549BAQ1	AAA	S&P	05/13/2019	4,000,000.00	3,993,200.00	99.8300	99.7998	99.799
LEADER FLOATING RATE FUND	CIFC 2017-4A A1	12551JAC0	Aaa	Moody	05/13/2019	2,000,000.00	1,997,200.00	99.8600	99.7794	99.732
LEADER FLOATING RATE FUND	CGMS 2017-4A A1	14315BAA4	Aaa	Moody	05/13/2019	3,000,000.00	2,993,400.00	99.7800	99.7941	99.793
LEADER FLOATING RATE FUND	CGMS 2017-2A A1B	14315JAL3	Aaa	Moody	05/13/2019	2,000,000.00	1,997,700.00	99.8850	99.8257	99.824
LEADER FLOATING RATE FUND	DRSLF 2014-49A A	26244QAA1	Aaa	Moody	05/13/2019	3,085,000.00	3,081,915.00	99.9000	100.0645	100.088
LEADER FLOATING RATE FUND	MDPK 2017-26A AR MTGE	55819YAA8	AAA	S&P	05/13/2019	4,000,000.00	3,996,000.00	99.9000	99.9557	99.954
LEADER FLOATING RATE FUND	NEUB 2013-15A A1R	64129KAU1	AAA	S&P	05/13/2019	2,200,000.00	2,194,500.00	99.7500	99.7757	99.774
LEADER FLOATING RATE FUND	SNDPT 2017-2A A	83610KAA1	Aaa	Moody	05/13/2019	676,409.00	676,273.72	99.9800	99.7629	99.761
LEADER FLOATING RATE FUND	VOYA 2017-3A A1A	92915QAC7	AAA	S&P	05/13/2019	1,520,000.00	1,518,480.00	99.9000	100.0441	100.043
LEADER FLOATING RATE FUND	INGIM 2013-1A A1AR	92917CAE2	AAA	S&P	05/13/2019	1,000,000.00	998,000.00	99.8000	99.7881	99.787
LEADER FLOATING RATE FUND	ALM 2016-19A XR	001626AJ9	AAA	S&P	05/22/2019	666,666.67	666,562.50	99.9844	99.9850	100.025

Exhibit 2

Sale Variance Report 5/21/2019 - 6/21/2019

								Prior Day	Prior Week
Portfolio Name	Security	Cusip	Rating	Trade Date	Principal	Proceeds	Sale Price	Market Price	Market Price
LEADER FLOATING RATE FUND	ALM 2016-19A XR	001626AJ9	AAA	05/22/2019	666,666.67	666,562.50	99.9844	99.9850	100.025
LEADER FLOATING RATE FUND	GNR 2016-64 IO	38379USW7	NR	05/22/2019	42,580,086.00	2,837,563.54	6.6641	6.6640	6.68

Exhibit 3

LEADER FLOATING RATE FUND

Date	Percentage of Net Assets held in CLOs
1/31/2019	44.45%
2/28/2019	62.18%
3/31/2019	63.54%
4/30/2019	74.91%
5/31/2019	69.33%

Exhibit 4

9.G       Determining Liquidity

Section 9.G will be removed from the manual after June 1, 2019 due to effectiveness of the “Liquidity Rule” policy and procedures which are outlined in Section 9.G.1 below.

Section 22(e) of the 1940 Act provides, with certain exceptions, that no registered investment company may postpone the date of payment upon redemption of a redeemable security for more than seven days after the security is tendered for redemption. The SEC has stated that mutual funds should limit their holdings of illiquid securities to ensure that they can satisfy all redemption requests within the seven-day period. The SEC considers a security to be illiquid if it cannot be disposed of within seven days in the ordinary course of business at approximately the amount at which the company has valued the instrument.

Notwithstanding the fact that certain Funds that invest in foreign securities will not be subject to Section 22(e)’s seven-day redemption requirement, all Funds in the Trust will invest no more than 15 percent of their assets in illiquid securities. All Funds will base liquidity determinations for those purposes on this policy.

The SEC has stated that the Board has ultimate responsibility for liquidity determinations. However, the Board may delegate the day-to-day function of determining the liquidity of securities to a Board committee or to the Adviser, provided the Board retains sufficient oversight.

Notwithstanding the above, each Fund may purchase securities that, while privately placed, are eligible for purchase and sale under Section 4(a)(2) of the 1933 Act or Rule 144A thereunder. These exceptions permit certain qualified institutional buyers to trade in privately placed securities even though such securities are not registered under the 1933 Act. The Adviser, under the supervision of the Board, will consider whether securities purchased under either provision are illiquid and thus subject to the Portfolio's restriction of investing no more than 15 percent (or 5 percent for money market funds) of its net assets in illiquid securities. On a quarterly basis, the Adviser will certify to the Chief Compliance Officer the 4(a)(2) commercial paper and the 144A securities held and a determination of their liquidity. The Board may, at its discretion, request additional supporting documentation from the Adviser.

Responsible Parties: Board of Trustees, Adviser, and Administrator

See Attachment 9.G– Procedures for Determining Liquidity

Exhibit 4

9.G.1       Liquidity Risk Management Program

I.	Policy

It is the policy of the Trusts to have and operate a Liquidity Risk Management Program (the “Program”) that is designed to assess and manage each Fund’s liquidity risk.

II.	Background

Rule 22e-4 under the 1940 Act (the “Rule”) requires open-end funds (including exchange-traded funds (ETFs) but not money market funds) to implement and operate a liquidity risk management program reasonably designed to assess and manage the fund’s liquidity risk. Liquidity risk is defined as the risk that a fund could not meet requests to redeem shares issued by the fund without significant dilution of remaining shareholders’ interests in the fund.

III.	Rule 22e-4 Basic Requirements

Illiquid Securities:

Illiquid Securities are defined in the Rule as “any investment that the Adviser reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.”

The Rule has the following basic requirements:

•	Establishment of a Liquidity Risk Management Program and appointment of a Liquidity Program Administrator (“LPA”);
•	Classification of each Fund holding into one of four liquidity buckets: 1) Highly Liquid; 2) Moderately Liquid; 3) Less Liquid; and 4) Illiquid;
•	Limitation of Illiquid Securities to 15% of Fund assets
•	Inclusion of liquidity classifications in monthly Form N-PORT filings;
•	Inclusion of disclosure in Annual Shareholder Reports regarding Liquidity Risk Management;
•	Filing of Form N-Liquid if a Fund exceeds 15% Illiquid holdings;
•	Establishment of a Highly Liquid Investment Minimum (“HLIM”) for Funds with less than 50% of assets classified as “Highly Liquid”;
•	Filing of Form N-Liquid if a Fund exceeds its HLIM;
•	Monitoring of Segregated Assets that may have encumbered liquidity; and
•	The LPA must submit an annual report to the Board.

Exhibit 4
•	Liquidity Risk Management Compliance Dates
Requirement	Rule Provision	Smaller Fund Groups [1]
1. The Program: Assessment, management, and periodic review of a fund’s liquidity risk (but not board approval until December 1, 2019)	22e-4(b)(1)(i)	June 1, 2019
2. 15% illiquid investment limit (no more than 15% of net assets)	22e-4(b)(1)(iv)	June 1, 2019
4. Board approval of LPA	22e-4(b)(2)(ii)	June 1, 2019

5.     Bucketing: Classification of the liquidity of each of the fund’s portfolio investments, as well as at least monthly reviews of the fund’s liquidity classifications

Form N-PORT – liquidity disclosure (reporting classifications to commission, but not in aggregate to public)

2.     Form N-1A – narrative discussion in annual report of operation and effectiveness of LMRP, but not required to include discussion of classification process, 15% limit, or HLIM

	22e-4(b)(1)(ii)	Dec. 1, 2019 April 30, 2020 (on 3/31/2020 data) June 1, 2020
6. HLIM: Determining and periodically reviewing a highly liquid investment minimum (and related reporting requirements for Forms N-PORT and N-LIQUID)	22e-4(b)(1)(iii)	Dec. 1, 2019
7. Board approval of The Program and annual review of written report	22e-4(b)(2)(i), (iii)	Dec. 1, 2019

IV.	Liquidity Program Administrator

A.	Role of Liquidity Program Administrator

The Program will be overseen and implemented by the LPA. Responsibilities of the LPA include:

·	Regular communication with the Adviser and other applicable service providers with respect to the implementation of the Program;
·	Reporting to the Board with respect to any Highly Liquid Investment Minimum shortfall (as reported by the Adviser);
·	Reporting to the Board with respect to any investments in Illiquid Investments in excess of 15% Limitation (as reported by the Adviser); and
·	Providing an annual report to the Board.

The Trust’s Chief Compliance Officer and/or his designee will be primarily responsible for recordkeeping for the LPA and will keep minutes of any meetings of the LPA and will be responsible for reporting to the Board on matters relating to the Program.

[1] Regarding the compliance dates for Rule 22e-4, the Fund Family, which includes the Leader Floating Rate Fund, the Leader Short Duration Bond Fund and the Leader Total Return Fund, are deemed a Smaller Fund Group since their combined total assets were less than $1 billion.

Exhibit 4
B.	LPA Members / Voting / Quorum

Members/Participants: The LPA is a Committee, the members of which are (i) the Trust’s Chief Compliance Officer, (ii) the Trust’s Treasurer (or, an assistant treasurer designated by the Treasurer), and (iii) an additional officer of the Trust, selected by the President of the Trust (which may be the President). Additional participants may be called upon by the LPA, where deemed advisable, including, but not limited to, adviser, administrative personnel and fund accounting personnel, third-party vendors such as ICE and Confluence, Board members, Fund counsel and, if so directed by the Fund’s Board, outside consultants.

Vote: Only LPA Committee members may vote on any matter put to a vote by the LPA Committee. The Trust CCO or his designee will serve as secretary of the meetings but will not have a vote.

Quorum: A quorum for an LPA Committee meeting is at least two voting members.

V.	Practical Aspects of the Program

The Trust’s Board [has approved] the use of a vendor, ICE Data Services (“ICE”), to provide basic liquidity classifications for the holdings of each Fund. The Board also has approved the use of another third-party vendor, Confluence, to provide the reporting engine for related filings under Rule 22e-4 and the Reporting Modernization Act, which include forms N-CEN, N-PORT and N-LIQUID. The Trust’s administrator, Gemini Fund Services, LLC (the “Administrator”), receives the data from ICE and uses it to prepare the filings via the Confluence reporting engine.

The LPA will work with the Administrator and the Adviser to establish procedures for the review of the liquidity classifications and necessary adjustments prior to each monthly N-PORT filing and obtaining certifications from Advisers attesting to the accuracy of the classifications prior to their inclusion in N-PORT filings.

The Adviser will establish procedures for monitoring portfolio classifications, segregated assets, HLIM and other issues that may affect classifications and will present to the LPA recommendations or challenges to classifications provided by ICE and will document the same and report to the Board. There may be securities for which ICE does not provide liquidity classifications. In this situation, such classifications may be provided directly by the Adviser or a different vendor other than ICE, or may otherwise be determined by the LPA.

The Trust’s CCO (or the CCO’s delegate) will assume primary responsibility for record-keeping and board reporting in connection with the Rule and will review the policies and procedures of the Adviser and the Administrator to ensure compliance and conformance with the Trust’s policies and procedures.

Responsible Parties: The LPA, Trust CCO, Administrator, and the Adviser

See Attachment 9.G.1 – Rule 22e-4 Procedures

Exhibit 4

Attachment 9.G.1

Rule 22e-4 Procedures

The following procedures are designed to carry out the Policy set forth in Section 21 of the Trust’s compliance manual, entitled “Liquidity Risk Management Program” and to ensure that each Fund complies with Rule 22e-4 under the 1940 Act.

A.	Liquidity Classification

1.	Four Classification Categories

Rule 22e-4 established four liquidity categories:

Highly Liquid Investment (LC1)	Moderately Liquid Investment (LC2)	Less Liquid Investment (LC3)	Illiquid Investment (LC4)
Cash held by a Fund and any investment that the Adviser reasonably expects to be convertible into cash in current market conditions in three business days or less without the conversion to cash significantly changing the market value of the investment	Any investment that the Adviser reasonably expects to be convertible into cash in current market conditions in more than three calendar days but in seven calendar days or less, without the conversion to cash significantly changing the market value of the investment	Any investment that the Adviser reasonably expects to be able to sell or dispose of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment, but where the sale or disposition is reasonably expected to settle in more than seven calendar days (e.g., bank loans or certain foreign securities)

Any investment that the Adviser

reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment

2.	Investment Classification

For each Fund (other than In-Kind ETFs as defined in Section I.D.2.), the Adviserwill conduct a monthly assessment of the liquidity of the Fund’s portfolio, including derivatives. For a new Fund, the assessment will be conducted prior to the commencement of operations, based on the expected initial portfolio. To assist in this assessment, the Fund Administrator will obtain from the liquidity service provider its recommendation for classification of each investment into one of four liquidity categories, and the Administrator will notify the Adviser of the recommended category. The Adviser will assign a liquidity category to each Fund investment, calculate the percent of Fund assets that are LC1 investments, and provide a report with this information to the LPA and the Administrator. The report will provide substantiation for any deviation from the category recommended by the liquidity service provider by completing Liquidity Classification Form (See Appendix B of these procedures. The LPA may override an Adviser’s liquidity classification in favor of the liquidity service provider’s determination.

Exhibit 4

For purposes of determining the percent of Fund assets that are LC1 investments, the following is excluded from the calculation: the percentage of the Fund’s assets that are:1) LC1 assets that the Fund has segregated to cover all derivative transactions that the Adviser has classified as LC2, LC3 or LC4; and 2) assets pledged to satisfy margin requirements in connection with those derivatives transactions

Based on the Adviser’s monthly assessment, if a Fund’s portfolio consists of (and under normal circumstances is expected to consist of) at least 60% LC1 investments, the Adviser must review this determination monthly.

a.	Based on the Adviser’s monthly assessment, if a Fund’s portfolio consists of at least 50% but less than 60% LC1 investments, the Adviser must review this determination

(i)  monthly and (ii) when portfolio changes are reasonably expected to materially affect the Fund’s investments classifications.

b.	Based on the Adviser’s monthly assessment, if a Fund’s portfolio consists of less than 50% LC1 investments, the Adviser must follow the Highly Liquid Investment Minimum (HLIM) procedures described in Section I.B (below).

All requirement of this Section 2 are effective December 1, 2019 for the Trust [2]

3.	Investment Classification Considerations

a.	Classifying by Asset Class

Portfolio investments, including derivatives, may be classified by asset class, unless the Adviser has information about any market, trading or investment-specific considerations with respect to a particular investment that is reasonably expected to materially affect the liquidity characteristics of the investment as compared to the Fund’s other portfolio holdings within the same asset class. The Program must define each asset class that is grouped for classification purposes and provide sufficient detail to meaningfully distinguish between asset classes and sub-classes. If the Adviser believes that a default asset-class liquidity classifications and relevant market, trading and investment-specific considerations warrant consideration, the Adviser must complete the Liquidity Classification Evaluation form (See Appendix B) and identify sources of inputs that inform the Adviser’s/LPA’s determination that an investment should be classified separately from other assets within its asset class as part of the exception process.

b.	Impact of Trading on Classification of an Investment or Asset Class

The Adviser will determine whether trading varying portions of a position in a particular portfolio investment or asset class, in sizes that the Adviser would reasonably anticipate trading, is reasonably expected to significantly affect its liquidity, and if so, the Adviser will take this determination into account when determining to the LPA a classification of the liquidity of that investment or asset class.

[2] Regarding the compliance dates for Rule 22e-1, the Fund Family, which includes the Leader Floating Rate Fund, the Leader Short Duration Bond Fund and the Leader Total Return Fund, are deemed a Smaller Fund Group since their combined total assets were less than $1 billion

Exhibit 4
c.	Classifying Derivative Transactions and Identifying Cover

Additional factors may be considered in classifying the liquidity of derivatives transactions, including market demand, liquidity of the underlying reference asset, whether the derivative is centrally cleared, and other factors, to the extent applicable and deemed relevant. For derivative transactions classified as LC2, LC3 and LC4, the Adviser will identify the percentage of the Fund’s highly liquid investments that it has segregated to cover, or pledged to satisfy margin requirements in connection with, derivatives transactions in each of these classification categories. For purposes of calculating these percentages, the Adviser will segregate or pledge highly liquid investments and non-highly liquid investments as cover and first should apply segregated or pledged assets that are highly liquid investments to cover these transactions, unless the Adviser has specifically identified segregated non-highly liquid investments as cover. Identification of the particular assets segregated or pledged in connection with particular derivative transactions is not required.

4.	Use of Third-Party Service Providers and Vendors in Making Classifications

The Trust may engage one or more third-party vendors, including in the case of a Fund that is sub-advised, to assist in analyzing factors related to the Fund’s portfolio investments to determine liquidity classifications as described herein. A Fund’s service providers may assist the LPA and the Fund’s Adviser by providing information relevant to a Fund’s assessing and managing liquidity risk, such as providing, or coordinating with vendors to provide data relevant to liquidity classification or assessing fund flows. However, the Adviser and the LPA remain responsible for a Fund’s liquidity risk management and administration of the Program, including oversight of service providers and vendors contracted by the Adviser or the Trust, with respect to a Fund.

B.	Highly Liquid Investment Minimum (HLIM)

1.	HLIM Determination

If required by Section I.A. of these procedures, the Adviser will determine for each applicable Fund the minimum percentage of the Fund’s net assets that must be invested in highly liquid (LC1) investments (the “HLIM”), based on a consideration of the factors set forth in Appendix A of these Procedures.

In considering a Fund’s investment strategy and short-term and long-term cash flow projections, the factors set forth in Section I.A. of this Program should be considered in determining the highly liquid investment minimum only as it applies during normal conditions, and during stressed conditions only to the extent they are reasonably foreseeable during the period until the next review of the HLIM.

2.	Ongoing HLIM Review

The Adviser will review each applicable Fund’s HLIM on at least an annual basis. Adjustments to the HLIM of a Fund may be made, except that no adjustment may be made during any period of time that a Fund’s assets that are classified as highly liquid investments (LC1) are below the determined minimum without approval from the Board, including a majority of the Independent Trustees.

3.	Shortfalls

If a Fund experiences a shortfall of its highly liquid investments below its HLIM, the Adviser will immediately report the shortfall to the Trust’s CCO by email using the Shortfall of Highly Liquid Investment Minimum Form (See Appendix E of these procedures). In such an event, the Trust’s CCO, as Secretary of the LPA, will provide to the Board, no later than its next regularly scheduled

Exhibit 4

meeting, an explanation of the causes of any shortfall, the extent of the shortfall, and any actions taken in response using Excess of 15% Limit Form (See Appendix C of these procedures). If the shortfall lasts more than 7 consecutive calendar days, the LPA will report to the Trust’s Board within one business day and provide an explanation of how the Fund plans to restore its minimum within a reasonable period of time, and ensure that a Form N-LIQUID is filed with the SEC within one business day after a 7-day shortfall has occurred.

C.	Illiquid Securities

1.	15% Limit

A Fund may not acquire illiquid investments (LC4) if, immediately after the acquisition, more than 15% of the Fund’s net assets would be illiquid investments.

2.	Exceeding 15% Limit

If a Fund exceeds the 15% limit, the Adviser will report the occurrence to the LPA using the Report on Investments in Illiquid Investment Form (See Appendix F of these procedures) as soon as the occurrence is observed, but no less than within one business day of the occurrence. The report shall contain:

•	an explanation of the extent and causes of the occurrence;
•	the duration of the occurrence; and
•	a plan on how the Adviser intends to bring the Fund’s illiquid investments back within the limit within a reasonable period of time (the (“Illiquidity Reduction Plan”).

Upon receipt of the report from the Adviser that a Fund has exceeded the 15% threshold, the LPA will report the occurrence to the Board using the Illiquid Investments in Excess of 15% Form (See Appendix D of these procedures). The LPA is required to notify the Fund’s Board within one business day with an explanation of the extent and causes of the event, and a plan for how the Fund will be brought back into compliance with the 15% limit within a reasonable period.

3.	Exceeding 15% Limit for More than 30 Days

When the amount of a Fund’s illiquid investments remains above the 15% limit for a period of more than 30 calendar days from the initial occurrence, the Board, including a majority of the Independent Trustees, will assess whether the Illiquidity Reduction Plan presented to the Board for reducing the level of illiquid investments back below the 15% limit is in the best interests of the Fund and its shareholders. The Board, including a majority of Independent Trustees, will make additional assessments for each consecutive 30-day period that the Fund remains above the 15% limit on illiquid investments.

4.	15% Limitation Reporting on Form N-LIQUID

The LPA will file or arrange for the filing of a Form N-LIQUID when:

•	a Fund exceeds the 15% limit on LC4 securities; or
•	a Fund that has exceeded the 15% limit and already filed a Form N-LIQUID no longer exceeds the 15% limit.

Exhibit 4

Upon receipt of the report from the Adviser that a Fund has exceeded the 15% threshold, the LPA will report the occurrence to the Board using the Illiquid Investments in Excess of 15% Form (See Appendix D). The LPA is required to notify the Fund’s Board within one business day with an explanation of the extent and causes of the event, and a plan for how the Fund will be brought back into compliance with the 15% limit within a reasonable period.

II.	Board Oversight

The Board, including a majority of its members who are not interested persons of the Trust, will:

•	initially approve the Program;
•	initially approve the designation of the LPA; and
•	review, no less frequently than annually, a written report prepared by the LPA that addresses the adequacy of the Program and the effectiveness of its implementation, including, if applicable, the operation of the HLIM of each Fund and any material changes to the Program.

III.	Annual Liquidity Risk Management Program Report

The LPA shall prepare and provide to the Board a written report addressing:

•	the adequacy of the Program and the effectiveness of its implementation, including, if applicable, the operation of the HLIM for each Fund; and
•	any material changes to the Program.

IV.	Recordkeeping

The Trust and each Fund will create and maintain the records required by Rule 22e-4(b)(3) under the 1940 Act including:

•	A written copy of the program and any associated policies and procedures adopted pursuant to paragraphs (b)(1) through (b)(2) of Rule 22e-4 this section that are in effect, or at any time within the past five years were in effect, in an easily accessible place;
•	Copies of any materials provided to the Board in connection with its approval under paragraph (b)(2)(i) of Rule 22e-4, and materials provided to the Board under paragraph (b)(2)(iii) of Rule 22e-4, for at least five years after the end of the fiscal year in which the documents were provided, the first two years in an easily accessible place; and
•	If applicable, a written record of the policies and procedures related to how the highly liquid investment minimum, and any adjustments thereto, were determined, including assessment of the factors incorporated in paragraphs (b)(1)(iii)(A) through (B) of Rule 22e-4 and any

Exhibit 4

materials provided to the Board pursuant to paragraph (b)(1)(iii)(A)(3) of Rule 22e-4, for a period of not less than five years (the first two years in an easily accessible place) following the determination of, and each change to, the highly liquid investment minimum.

PROSPECTUS DISCLOSURE

By the applicable compliance dates, each Fund will disclose in its Statement of Additional Information (“SAI”) as filed on Form N-1A, in accordance with the Trust’s procedures for SAI updates:

•	its procedures for redeeming the Fund’s shares including the number of days following receipt of shareholder redemption requests in which the Fund typically expects to pay redemption proceeds to redeeming shareholders; and

•	the methods the fund typically expects to use to meet redemption requests in stressed and non-stressed market conditions.

Exhibit 4

Appendix A HLIM Evaluation Form

Fund: Adviser: Current Fund AUM: Date:

The Trust establish a highly liquid investment minimum (“HLIM”) for each Fund unless the Fund primarily holds LCI assets. An HLIM is also not required for ETFs. The HLIM is the minimum percent of Fund assets that must be invested in cash and assets that are convertible into cash within three business days at a price that does not materially affect the value of that asset immediately prior to sale. In order to establish the HLIM, the Investment Adviser to the Fund must provide an evaluation of the Fund, and recommend an HLIM for the Fund using the following criteria.

1.                  What is the Fund’s average daily net subscription/redemptions over the last 12 months as a percent of assets?

2.                  What was the single largest net redemption day of the Fund during the past 12 months, as a percent of assets?

3.                  What was the largest total net redemptions over a five-day period during the last 12 months, as a percent of the assets?

4.                  Has the advisor identified any redemption patterns, e.g., investments through a particular retirement plan may have predictable subscription and redemption patterns?

5.                  Provide the advisor’s good faith estimate of whether the Fund will experience net redemptions or subscriptions over the next 3 and 12 months, and assess the degree of certainty associated with these short-term and long-term cash flow projections.

6.                  Describe the Fund’s concentration among platforms, RIAs, dealers, etc. and evaluate the risk of significant redemptions from changes in allocations, model changes, etc.

7.	What percent of the Fund’s assets are currently considered highly liquid?

8.                  Does the Fund pledge assets for borrowing or derivatives, and what percent of the Fund is typically pledged? Is it anticipated the percentage of pledged assets will remain the same for the next 12 month period?

9.                  Does the Fund have a line of credit for redemptions? If yes, provide the dollar amount of the line of credit.

10.               Are there any other liquidity risks or factors the Board should consider?

11.	What is the Advisor’s recommendation for the Fund’s HLIM?

[The disclosure and SEC data reporting requirements related to how liquidity risk is managed is addressed in the sections of this Compliance Manual related to Form N-1A and through additional reporting requirements on Forms N-PORT and N-CEN and N-LIQUID.]

Exhibit 4

Appendix B Asset Liquidity Classification Evaluation Form

ETFs meeting the definition of “In-Kind ETF” are not subject to the classification requirement.

Date: [ _], Fund:

Security Name and Ticker: Adviser:

Recommended Classification:

The Fund must classify each of its investments into one of four liquidity categories:

(1)  Highly Liquid or LC1: Cash and any investment the Fund reasonably expects to be convertible to cash in current market conditions in 3 business days or less without the conversion to cash significantly changing market value.

(2)  Moderately Liquid or LC2: Any investment the Fund reasonably expects to be convertible to cash in current market conditions in more than 3 calendar days but no more than 7 calendar days without the conversion to cash significantly changing the market value.

(3)   Less Liquid or LC3: Any investment the Fund reasonably expects can be sold or disposed of in current market conditions in 7 calendar days or less without the sale or disposition significantly changing the market value of the investment, but where the sale or disposition is reasonably expected to settle in more than 7 calendar days.

(4)   Illiquid or LC4: Any investment the Fund reasonably expects cannot be sold or disposed of in current market conditions in 7 calendar days or less without the sale or disposition significantly changing the market value of the investment.

Rule 22e-4 does not include enumerated factors that a fund must evaluate rather, the SEC established a principles-based approach. Although not required by the Rule, the SEC provided the following factors that funds may wish to consider in evaluating investment liquidity: (i) existence of an active market, (ii) exchange-traded or over-the-counter trading, (iii) nature of the asset, (iv) frequency of trades or quotes, (v) average daily trading volume and units outstanding relative to the size of the fund’s position, (vi) volatility of trading prices, (vii) bid-ask spreads, (viii) standardization and simplicity of an asset’s structure, (ix) maturity and date of issue of fixed income securities, (x) restrictions on trading and limitations on transfer, and (xi) the relationship of the asset to another portfolio asset. Generally, the following seeks to assign assets to a liquidity category using, as a starting point, asset class guidelines and an assumption that redemptions will be no more than 50% and that 5% is a “significant” change in market value. In combination, these assumptions imply that a 2.5% drop in asset values would be significant to remaining shareholders. If there are novel asset- specific considerations, these will likely compel a different liquidity category.

Exhibit 4

Evaluation

Common Stock

		Yes	No
1	Exchange-traded with no more than 3 business day settlement
2	Trades daily
3	Fund holds less than 10% of average trading volume or Fund selling-induced price drop expected no more than 2.5%
4	Currently trading at customary bid-ask spread
5	No significant non-market price volatility
6	If pledged, have right of substitution

If yes to all 1-6 above, then LC1. If no, provide an explanation for the classification provided on page one.

Debt Instrument

		Yes	No
1	Traded with no more than 3 business day settlement
2	Trades or quoted daily
3	Fund holds less than 25% of issue or Fund selling-induced expected price drop no more than 2.5%
4	Currently trading at customary bid-ask spread
5	No significant non-market price volatility
6	No trading restriction other than 144A
7	Rated BBB- or better, (or would be if rated)
8	Maturity less than 50 years
9	No unusual or complex structure
10	If pledged, have right of substitution

If yes to 1-10 above, then LC1. If no, provide an explanation for the classification provided on page one.

Exhibit 4

Derivatives – Futures and Options

		Yes	No
1	Exchange-traded with no more than 3 business day settlement
2	Trades daily
3	Fund holds less than 5% of average trading volume or Fund selling- induced price drop no more than 2.5%
4	Currently trading at customary bid-ask spread
5	No significant non-market price volatility

If yes to 1-5 above, then LC1. If no, provide an explanation for the classification provided on page one.

Derivatives – Swaps and Forwards

		Yes	No
1	No more than 3 business day settlement to unwind
2	No significant counterparty or clearing organization default risk
3	If cleared, Fund holds less than 10% of open interest or Fund selling- induced price drop no more than 2.5%

If yes to 1-3 above, then LC1. If no, provide an explanation for the classification provided on page one.

Mutual Funds

		Yes	No
1	Prospectus states no more than 3 business day settlement
2	No other conditions such as participation agreement that would extend settlement
3	No payment in kind policy

If yes to 1-3 above, then LC1. If no, provide an explanation for the classification provided on page one.

Other Asset Types: Provide an explanation for the classification provided on page one.

Exhibit 4

Appendix C Report on Illiquid Investments in Excess of 15% Limit

REPORT ON SHORTFALL OF HIGHLY LIQUID INVESTMENT MINIMUM

TO: Board of Trustees of the Leader Funds Trust

CC: Liquidity Program Administrator DATE:

FROM: [Name of individual from LPA group reporting]

RE: Shortfall of Highly Liquid Investment Minimum

This report concerns a shortfall of the highly liquid investment minimum for the [Name of Fund] (the “Fund”), as that term is defined in Rule 22e-4 under the Investment Company Act of 1940, as amended, and the Trusts’ Liquidity Risk Management Program.

Highly Liquid Investment Minimum:
Extent and duration of the shortfall:
Brief explanation of the causes of the shortfall:
Description of actions taken in response to the shortfall, including the parties responsible for taking such actions:
If the shortfall lasted more than 7 consecutive calendar days, provide an explanation of how the Adviser has restored, or plans to restore, the Fund’s minimum within a reasonable period of time:

Exhibit 4

APPENDIX D Report on Investments in Illiquid Investments in Excess of 15%

TO: Board of Trustees

CC: Trusts Program Administrator

DATE:

FROM: [Name of individual from LPA group reporting]

This report concerns a shortfall of the highly liquid investment minimum for the Leader __________ Fund (the “Fund”), as that term is defined in Rule 22e-4 under the Investment Company Act of 1940, as amended, and the Trusts’ Liquidity Risk Management Program.

Explanation of the extent and causes of the occurrence, including duration of the occurrence:
Description of how the Adviser has brought, or plans to bring, the Fund’s illiquid investments that are assets to or below 15% of the Fund’s net assets within a reasonable period of time:

Exhibit 4

APPENDIX E Adviser Report on Shortfall of Highly Liquid Investment Minimum

TO: Liquidity Program Administrator

CC:

DATE:

FROM: [Name], Adviser Program Administrator for [Name of Adviser]

Highly Liquid Investment Minimum:
Extent and duration of the shortfall:
Brief explanation of the causes of the shortfall:
Description of actions taken in response to the shortfall, including the parties responsible for taking such actions:
If the shortfall lasted more than 7 consecutive calendar days, provide an explanation of how the Adviser has restored, or plans to restore, the Fund’s minimum within a reasonable period of time:

Exhibit 4

APPENDIX F ADVISER REPORT ON INVESTMENTS IN ILLIQUID INVESTMENTS IN EXCESS OF 15%

TO:	Liquidity Program Administrator

CC:

Date;

This report concerns investments by the [Name of Fund] (the “Fund”) in illiquid investments, as that term is defined in Rule 22e-4 under the Investment Company Act of 1940, as amended, and the Trust’s Liquidity Risk Management Program, in excess of 15% of the Fund’s net assets.

Explanation of the extent and causes of the occurrence, including duration of the occurrence:
Description of how the Adviser has brought, or plans to bring, the Fund’s illiquid investments that are assets to or below 15% of the Fund’s net assets within a reasonable period of time: